

July 8, 2024

Jonathan Bates
Chief Executive Officer
Bitmine Immersion Technologies, Inc.
2030 Powers Ferry Road SE
Suite 212
Atlanta, Georgia 30339

> **Re: Bitmine Immersion Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2023**
> **Form 10-Q for Fiscal Quarter Ended February 29, 2024**
> **Response Letter dated April 26, 2024**
> **File No. 000-56220**

Dear Jonathan Bates:

We have reviewed your April 15, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 1, 2024 letter.

Form 10-K For the Fiscal Year Ended August 31, 2023

General

1. On May 3, 2024, the Commission entered into an order instituting settled administrative and cease-and-desist proceedings against BF Borgers CPA PC and its sole audit partner Benjamin F. Borgers CPA (individually and together BF Borgers). Please refer to the order on the SEC's website at https://www.sec.gov/files/litigation/admin/2024/33-11283.pdf and the related staff statement at https://www.sec.gov/corpfin/announcement/staffstatement-borgers-05032024. Because BF Borgers has been denied the privilege of appearing or practicing before the Commission, issuers that have engaged BF Borgers to audit or review financial information to be included in any Exchange Act filings to be made on or after the date of the Order need to engage a new qualified, independent, PCAOB-registered accountant.

Part I
Item 1. Business, page 1

2.   We note your response to prior comment 4 wherein you state that there is no practical way to determine the financing costs for your miners. In your response to us please explain in greater detail why you believe you cannot determine the financing costs for your miners. It appears that such costs could have a material impact on your breakeven analysis.

3.   We note your breakeven analysis provided in response to prior comment 4. By a footnote or parenthetical, please disclose what is included in "Other direct costs of mining per bitcoin mined" under Owned Facilities in future filings.

Notes to Consolidated Financial Statements
Note 1 - Basis of Presentation and Summary of Significant Policies
Revenues From Digital Currency Mining, page F-8

4.   We note your response to prior comment 14. In response 9 in your letter dated January 12, 2024, as well as your accounting policy disclosure, you state that the mining pool contract can be terminated by either party at any time without penalty. Per question 7 to the FASB Revenue Recognition Implementation Q&As, such an arrangement would result in a contract that does not extend beyond the services already provided (i.e. a single hash calculation). As such, it appears mining pool services are transferred many times a day, the contract is renewed continuously, and contract duration is for a less than a 24-hour period (regardless of when/how payment is processed). Please revise your accounting and disclosure throughout your policy footnote to be consistent with ASC 606 and the related FASB Q&A in future filings. In that regard, we note that ASC topic 606-10-32-21 states "an entity shall measure the estimated fair value of the noncash consideration at contract inception (that is, the date at which the criteria in paragraph 606-10-25-1 are met).

5.   We note your response to prior comment 15. In your response you identify instances of when miners may be taken off-line *during the day*. It appears that the decision to curtail mining in response to these events is within the company's influence. Therefore, since the only formula input that can change at contract inception with respect to block rewards is the rate at which you provide hash calculations, which you decide, please revise your disclosure in future filings to remove disclosure related to the constraint of block rewards.

Cryptocurrencies, page F-11

6.   We note your response to prior comment 16. Per ASC Topic 350-30-35-18 an intangible asset that is not subject to amortization shall be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. It appears that the sale of an identical asset, at any period during a day, for a price less than the Company's current carrying value, would be an indicator that it is more likely than not that the asset is impaired. As such, it remains unclear why you would not conduct an impairment test at that time. We further note that per ASC Topic 350-30-35-20 subsequent reversal of a previously recognized impairment loss is prohibited. Please provide a SAB 99 analysis to address materiality in the periods presented from your current impairment policy to one in which you assess cryptocurrency impairment based on lowest intraday price.

7.   We note your revised digital currency mining revenue policy disclosure on page 11 of your 10-Q for the three months ending February 28, 2024. In your revised disclosure you state that you are entitled to compensation equal to the expected reward. However, your disclosure also implies you receive a share of the rewards paid to the pool operator for successful efforts. Please revise your disclosure in future filings to reconcile the two statements and clearly state that as a participant in an FPPS mining pool your compensation is not contingent on the pool operator successfully placing a block.

Please contact David Irving at 202-551-3321 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets